UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  April 1, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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RESEARCH UPDATE

LIRAGLUTIDE BRIEFING DOCUMENTS NOW AVAILABLE FOR THE FDA ADVISORY COMMITTEE MEETING ON 2 APRIL

Novo Nordisk announced today that the United States Food and Drug Administration
(FDA) has made liraglutide briefing documents publicly available on its website (www.fda.gov) ahead of the Endocrinologic and Metabolic Drugs Advisory Committee public meeting on 2 April 2009. This is a common procedure in connection with advisory committee meetings.

The briefing documents from Novo Nordisk and the FDA provide an overview of the non-clinical and clinical data for liraglutide in the treatment of type 2 diabetes and will form the basis for the Advisory Committee's discussion. The Novo Nordisk briefing document contains data from 40 clinical studies involving more than 6,800 people with type 2 diabetes of which more than 4,600 were treated with liraglutide.

The Advisory Committee is expected to make recommendations to the FDA on questions related to the approval of liraglutide for the treatment of type 2 diabetes based on the overall benefit:risk profile of liraglutide.

FDA advisory committees are panels of independent experts who advise the FDA as they consider regulatory decisions.

CONFERENCE CALL
On 3 April at 8 am CET, corresponding to 2 am EDT, a conference call for investors will be held. Investors will be able to listen in via a link on the investor section of novonordisk.com.

ABOUT LIRAGLUTIDE
Liraglutide is the first once-daily human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. Liraglutide works by stimulating the release of insulin only when glucose levels become too high and by inhibiting appetite. On 23 May 2008, Novo Nordisk submitted a New Drug Application to the Food and Drug Administration in the US as well as a marketing authorisation application to the European Medicines Agency in Europe, for the approval of liraglutide for the treatment of people with type 2 diabetes. A New Drug Application was also submitted for approval in Japan on 15 July 2008.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Contacts for further information:

Media:                                Investors:

Mike Rulis                            Mads Veggerby Lausten
Tel: (+45) 4442 3573                  Tel: (+45) 4443 7919
mike@novonordisk.com                  mlau@novonordisk.com

                                      Kasper Roseeuw Poulsen
                                      Tel: (+45) 4442 4471
                                      krop@novonordisk.com

In North America:                     In North America:
An Phan                               Hans Rommer
Tel: (+1) 609 558 0420                Tel: (+1) 609 919 7937
anph@novonordisk.com                  hrmm@novonordisk.com

Company Announcement no 18 / 2009

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 1, 2009                           NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer